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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                         Securities Exchange Act of 1934

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                             AQUA CARE SYSTEMS, INC.
                            (Name of Subject Company)

                             AQUA CARE SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value, $.001 Per Share
                         (Title of Class of Securities)

                                   038373 30 4
                      (CUSIP Number of Class of Securities)

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                                Norman J. Hoskin
                        President/Chief Executive Officer
                             Aqua Care Systems, Inc.
                             11820 N. W. 37th Street
                          Coral Springs, Florida 33065
                                 (954) 796-3338
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                           person(s) filing statement)

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                                 with a copy to:

                                 Bryan W. Bauman
             Wallace, Bauman, Legon, Fodiman, Ponce & Shannon, P. A.
                        1200 Brickell Avenue, Suite 1720
                              Miami, Florida 33131
                                 (305) 444-9991

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

         The name of the subject company is Aqua Care Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 11820 N. W. 37th Street, Coral Springs, Florida 33065. The Company is engaged in the design, engineering, manufacturing, assembly, sales, marketing, distribution and service of filtration systems and products and water filtration and purification products.

         The title of the class of equity securities to which this Schedule 14d-9 relates is common stock, par value $.001 per share of the Company (the "Shares"). As of March 7, 2001, there was issued and outstanding an aggregate of 2,971,238 Shares. The Shares are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and are traded on the NASDAQ SmallCap Market.

Item 2.  Identity and Background of Filing Person.

         The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

         This Schedule 14d-9 relates to the offer disclosed in that certain Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the U. S. Securities and Exchange Commission (the "Commission") on February 22, 2001, by AV, Inc., a Delaware corporation (the "Bidder"), to purchase up to 900,000 Shares at a price of $2.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "AV Offer"). The Offer to Purchase and the Letter of Transmittal are attached to the Schedule TO as Exhibits. The Bidder has publicly disclosed its intention to increase the AV Offer to a maximum of 1,050,000 Shares.

         According to the Schedule TO, the purpose of the AV Offer is for the Bidder to make an investment in the Company because the Bidder believes that the recent market price of the Shares does not accurately reflect the value or potential of the Company. According to the Schedule TO, the Bidder believes the potential value of the Company could be fully realized under new management and that the Bidder intends, as soon as practicable after consummation of the AV Offer, to explore all alternatives to elect a new Board of Directors and replace senior management of the Company.

         According to the Schedule TO, the Bidder has no current plans or proposals that would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a purchase, sale or transfer of any material amount of assets of the Company; any material change in the present dividend rate or policy of the Company or indebtedness or capitalization of the Company; or any other material change in the Company's corporate structure or business.

         Based upon the information set forth in the Schedule TO, the principal executive offices of the Bidder is 548 Amapola Avenue, Torrance, California 90501.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

         Except as described in this Schedule 14d-9, to the best of the Company's knowledge, there are no material agreements, arrangements or understandings or any actual conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) the Bidder or any of its executive officers, directors or affiliates.

         (a) Arrangements with Directors, Executive Officers or Affiliates of the Company.

         If the directors and executive officers of the Company who own Shares, tender their Shares in the AV Offer, such individuals will receive the Offer Price for their Shares pro rata on the same terms and conditions as the Company's public shareholders. The following table sets forth information regarding the number of


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Shares beneficially owned as of March 7, 2001, by each director, executive officer and affiliate of the Company:

                                                          Percentage of
Name and Address of Beneficial           Number of            Common
Owner                                  Shares Owned          Stock(1)
----------------------------------    --------------    -------------------
Norman J. Hoskin (2)                        61,750             2.1%
George J. Overmeyer (3)                     31,958             1.1%
James P. Cefaratti(4)                       41,250             1.4%
David K. Lucas(5)                           40,075             1.3%
Peter C. Rossi(6)                          618,400            20.7%
Aqua Care Systems, Inc.                    308,879            10.4%
401(k) Savings Plan and Trust

         Except as set forth below, all shares of Common Stock are directly owned and the sole investment and voting power are held by the entities noted.

(1) Based upon 962,854 shares of Common Stock issued and outstanding, along with 139,458 shares of Common Stock which such individuals have the right to acquire within sixty days.

(2)      Includes options to purchase 31,250 Shares.

(3)      Includes options to purchase 31,958 Shares.

(4)      Includes options to purchase 41,250 Shares.

(5)      Includes options to purchase 20,000 Shares.

(6) Includes 603,400 Shares over which the named person has shared dispositive power and options to purchase 15,000 Shares.

         To the extent that more than the maximum Shares are tendered in the AV Offer, any director or officer who so tenders any Shares that such individual owns, would receive the pro rata payment on the same basis as all other shareholders who tender Shares.

         (b) Employment Agreements

         On October 1, 2000, the Company entered into two-year employment agreements with each of Norman J. Hoskin and George J. Overmeyer, the Company's President/Chief Executive Officer and Vice President of Finance, respectively. The Agreements provide for annual base salaries of $125,000 and $100,000, respectively, plus bonuses, if any, as determined by the Board of Directors. The employment agreements contain provisions for severance payments in the event of termination without cause, following a change of control of the Company or material default by the Company.

         The Company has the right to terminate the employment agreements of Messrs. Hoskin and/or Overmeyer without "cause" on thirty (30) days written notice, subject to a cash severance payment by the Company to such individuals in an amount equal to the greater of (i) Base Salary payments such individual would otherwise have received had his employment continued for the remainder of this Agreement, or (ii) one


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year's Base Salary then in effect. In the event the Company terminates such employment agreements following a change of control, the Company is required to pay to such individual three times the sum of (A) Base Salary then in effect, and (B) his last bonus, if any. Such severance payment is required to be paid in twelve (12) equal monthly installments on the first day of each month commencing the first day of the month following termination. During such twelve month period, the individuals shall be entitled to participate in all employee benefit plans (including but not limited to life insurance plans, group hospitalization, health, dental care, profit sharing and pension, and other benefit plans) to which he was participating as of the date of termination. The Company shall pay all expenses for such employee benefits to be paid by the Company for such period.

         In the event that the Bidder is successful in its stated goal of removing senior management following the AV Offer, Messrs. Hoskin and Overmeyer would be entitled to cash severance payments of $375,000 and $300,000, payable over a twelve (12) month period. The Company would also be required to maintain all employee benefits that such individuals had prior to the terminations for a period of one year after termination.

         The respective employment agreements between the Company and Messrs. Hoskin and Overmeyer also grant such individuals the right to terminate their employment agreements within six (6) months following a "change of control" for any reason. Upon such termination, such individual shall be entitled to a severance payment in an amount equal to two times the sum of (A) Base Salary then in effect, and (B) his last bonus, if any. The change of control severance payment required pursuant to the respective employment agreements is to be paid in one lump cash payment within ten (10) days following the effective date of termination of employment. In addition, during the twelve month period following the date of termination upon a change of control, such individuals shall be entitled to participate in all employee benefit plans (including but not limited to life insurance plans, group hospitalization, health, dental care, profit sharing and pension, and other benefit plans) to which they were participating as of the date of termination. All expenses associated with such employee benefit plans shall be paid by the Company for such period.

         Change of Control is defined for the purposes of the employment agreements as any of the following acts:

                  (i) The acquisition by any person, entity or "group" within the mean of ss. 13(d) or 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty (20%) percent or more of either the then outstanding shares of the Company's common stock or the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

                  (ii) If the individuals who serve on the Company's Board of Directors as of the Commencement Date (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, any person who becomes a director subsequent to the Commencement Date, whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then compiling the Incumbent Board, shall for purposes of this Agreement be considered as if such person was a member of the Incumbent Board; or

                  (iii) Approval by the Company's stockholders of (i) a merger, reorganization or consolidation whereby the Company's shareholders immediately prior to such approval do not, immediately after consummation of such reorganization, merger or consolidation own more than 50% of the combined voting power entitled to vote generally in the election of directors of the surviving entity's then outstanding voting securities; or (ii) liquidation or dissolution of the Company; or (iii) the sale of all or substantially all of the assets of the Company.

         Notwithstanding anything in the employment agreements to the contrary, the definition of "Change of Control" in the employment agreement (a) shall not apply to (i) any person, entity or "group" existing as of the Commencement Date which owns in excess of twenty (20%) percent of the outstanding shares of Company's common stock on such date so long as (x) such person, entity or "group" does not change its


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composition following October 1, 2000 or (y) such person, entity or "group" does not acquire in excess of thirty (30%) percent or more of either the then outstanding shares of the Company's common stock or the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or (ii) any person, entity or "group" acquires such securities directly from the Company following approval of a majority of the Incumbent Board with full knowledge that such acquisition of securities would increase that person's, entity's or "group's" ownership to in excess of twenty (20%) percent.

         In the event that the minimum Share purchase requirement of the AV Offer is consummated, or if the Bidder is otherwise successful in removing and replacing a majority of the Board of Directors, Mr. Hoskin and Mr. Overmeyer would be entitled to exercise their rights under their respective employment agreements to terminate such agreements due to the change of control provisions. In such event, Mr. Hoskin and Mr. Overmeyer would be entitled to cash severance payments payable within ten (10) days of such termination in the aggregate amounts of $250,000 and $200,000, respectively. The Company would also be required to maintain all employee benefits that such individuals had prior to the respective terminations for a period of one year after termination.

         (c) Stock Options

         At March 7, 2001 the Company has two stock option plans, which are described below.

               Outside Directors' Plan. The 1994 Outside Directors' Stock Option Plan (the "Outside Directors' Plan") is maintained for the Company's directors who are not employees or officers of the Company or its subsidiaries. The Outside Directors' Plan has reserved an aggregate of 400,000 shares of Common Stock and provides for the grant of non-qualified stock options which have an exercise period extending for ten years from the date of the grant. The purchase price of the shares of Common Stock covered by each option granted under the Outside Directors' Plan is the fair market value of the shares as of the date of grant. Each Director who is newly-elected is granted an option to purchase not less than 2,500 and not more than 12,500 shares of the Common Stock of the Company on the date such director is initially elected or otherwise selected to the Board of Directors. The exact amount is determined by the directors serving prior to the effective date of the Outside Directors' Plan. All such Directors are granted options to purchase 5,000 shares of the Common Stock of the Company on each December 31, if such Eligible Director has completed a full year of service as a member of the Board of Directors of the Company. As of March 7, 2001, such Directors held options to purchase 154,375 Shares, all of which are vested, at exercise prices ranging from $1.13 to $20.00.

               Performance Equity Plan. The 1991 Performance Equity Plan (the "Performance Equity Plan") has 2,000,000 shares of Common Stock reserved for issuance. The Performance Equity Plan provides for the grant of a variety of incentive awards to officers, key employees, consultants and independent contractors of the Company.

         The Performance Equity Plan authorizes the grant of incentive awards which may consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards. Officers, directors, and other key employees and prospective employees and consultants and independent contractors who perform services for the Company or any of its subsidiaries, (but excluding members of the stock option committee and any person who serves as a director only), ("Eligible Persons"), are eligible to receive awards under the Plan. As of March 7, 2001 Options to purchase an aggregate of 304,725 Shares have been granted and are outstanding, under the Performance Equity Plan at exercise prices ranging from $1.00 to $2.38 per share.

         At March 7, 2001, options to purchase 237,679 Shares with a weighted average option price of $3.62, were exercisable. An additional 221,421 are subject to vesting requirements.


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         The Company's outstanding options to purchase Shares under the
Performance Equity Plan provide that they become immediately exercisable upon a change of control of the Company. Change of Control in the Performance Equity Plan is defined as any of the following events:

         (i) The consummation of any of the following transactions: any merger, reverse stock split, recapitalization or other business combination of the Company, with or into another corporation, or an acquisition of securities or assets by the Company, pursuant to which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property, other than a transaction in which the majority of the holders of Common Stock immediately prior to such transaction will own at least 50% of the total voting power of the then outstanding securities of the surviving corporation immediately after such transaction, or any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or the liquidation or dissolution of the Company; or

         (ii) A transaction in which any person (as such term is defined in sections 13(d)(3) and 14(d)(2) of the Exchange Act), corporation or other entity (other than the Company, or any profit-sharing, employee ownership or other employee benefit plan sponsored by the Company or any Subsidiary, or any trustee of or fiduciary with respect to any such plan when acting in such capacity, or any group comprised solely of such entities): (i) shall purchase any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, without the prior consent of the Board, or (ii) shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly (in one transaction or a series of transactions), of securities of the Company representing 50% or more of the total voting power of the then-outstanding securities of the Company ordinarily (and apart from the rights accruing under special circumstances) having the right to vote in the election of directors (calculated as provided in Rule 13d-3(d) in the case of rights to acquire the Company's securities); or

         (iii) If, during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board and any new director whose election by the Board, or nomination for election by the Company's stockholders was approved by a vote of at least two thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election by the stockholders was previously so approved, cease for any reason to constitute a majority thereof.

         The consummation of the AV Offer would constitute a change of control of the Company for purposes of the options. As a result of consummation of the AV Offer, unvested options to purchase an aggregate of 221,421 Shares at exercise prices of $1.00 to $2.35 will vest and be thereafter exerciseable.

         (d) Aqua Care Systems, Inc. 401(k) Savings Plan and Trust

         In January 1994, the Company adopted the Aqua Care Systems, Inc. 401(k) Savings Plan and Trust (the "401(k) Plan"). Under the provisions of the 401(k) Plan, the Company may elect to match each employee's contribution to the Plan at the rate of 50% in Company Shares. The Shares are restricted stock and vest over a two-year period on a quarterly basis. As of March 7, 2001, there was an aggregate of 308,879 Shares held in the 401(k) Plan. Subject to the discretion of the trustee of the 401(k) Plan, all Shares are eligible to be tendered in the AV Offer.

         (e) Board Severance

         On February 28, 2000, the Board of Directors approved a severance arrangement for its outside directors. Any outside director who is removed as a member of the Board of Directors would receive twelve months of the then monthly directors' fees. Messrs. Cefaratti, Lucas and Rossi are the Company's outside directors and each receive $1,500 per month as directors' fees. In the event they are removed as directors as a result of the consummation of the AV Offer or thereafter, such individuals would each be entitled to $18,000 in severance, payable at the time of such removal.

Item 4.  The Solicitation or Recommendation.

         (a) Recommendation of the Board of Directors.

         At a meeting held on March 7, 2001, the Company's Board of Directors carefully considered the terms and conditions of the AV Offer, extensive presentations by management and its legal and financial advisors


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and other relevant factors permitted by applicable law, including the social, legal and economic effects on employees, customers and suppliers of the Company, the general economy of the country, the long-term as well as the short-term interests of the Company and its shareholders, as well as the possibility that these interests may be best served by the continued independence of the Company.

         For the reasons described below, the Company's Board of Directors unanimously concluded, among other things, that the AV Offer for 900,000 Shares, as presently constituted, is inadequate and not in the best interests of the Company, its shareholders and other constituencies. Accordingly, the Board unanimously recommends that all holders of Shares reject the AV Offer and not tender their shares to the Bidder.

         However, as described below, the Bidder has indicated in writing that it is willing to increase the AV Offer to include up to 1,050,000 Shares. A copy of the correspondence from the Bidder's counsel is attached to this Schedule 14d-9 as Exhibit 3. The Board has further determined that in the event that the AV Offer is in fact increased to 1,050,000 Shares without additional conditions other than as set forth in such correspondence, the AV Offer would be fair to and in the best interests of the Company and its shareholders and would recommend that all holders of Shares accept the AV Offer, as amended, and tender their Shares to the Bidder.

         The Board's recommendation regarding the AV Offer, as amended to include additional Shares is made notwithstanding the fact that the Company's financial advisor, Hanover Capital Corporation is unable to render an opinion that the consideration to be received by the shareholders is fair, from a financial point of view, to the shareholders of the Company. Hanover Capital Corporation stated that the fact the AV Offer is for only a portion of the total outstanding Shares was a factor in rendering its opinion.

         (b) Reasons for the Board of Directors' Recommendation.

         In reaching its conclusions and recommendation described above, the Company's Board of Directors considered a number of factors, including the following:

         -- The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, and the nature of the industries in which the Company operates, as well as the industry in which the Company proposes to enter as described below;

         -- The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's business, its views as to the Company's long-term strategic plan and the various value-enhancing opportunities available to the Company in the future;

         -- The fact that the AV Offer is a partial tender offer seeking a maximum of 900,000 Shares and that a significant number of Shares that might be tendered would not be accepted for payment. The amended offer to increase the number of Shares to 1,050,000 would allow a greater number of Shares to participate in the AV Offer making it more equitable to the shareholders.

         -- A consideration of alternatives such as the sale of the Company or continuing to operate the Company in its current form and not engaging in any extraordinary transaction.

         -- The fact that the Offer Price is above the market price of $1.44 per share for the Shares on the date of the commencement of the AV Offer on February 22, 2001 and continues to be in excess of the market price of $1.81 on March 7, 2000, the last trading day prior to the date of this Schedule 14d-9;

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         --    The relationship of the Offer Price to be received by the
               Company's shareholders in the AV Offer to the historical market price for the Shares. The Board concluded that, based on the past performance of the price of the Shares, the competitive nature of the industry, the near-term growth and profitability potential of the Company sand the uncertainty of the market, it was uncertain that a price of $2.25 per Share would be achieved in the near future.

         -- The fact that Hanover Capital Corporation, financial advisor to the Company, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of March 7, 2001, was not able to render an opinion that the Offer Price is fair, from the financial point of view; and

         -- The Board of Directors' and management's commitment to protecting the best interests of the shareholders of the Company and enhancing the long-term value of the Company.

         The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to reject the AV Offer, as originally proposed and then recommending acceptance of the increased offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

         A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the determination are filed herein as Exhibits 4 and 5 herein, respectively and are incorporated herein by this reference.

         (c) Background of the AV Offer; Contacts with the Bidder.

         In January 2000, Aref Cheval and Walter Neubauer, the principals of the Bidder (the "AV Principals") contacted the Company's then President/Chief Executive Officer, William K. Mackey, and expressed an interest in making an investment in the Company. The AV Principals visited the Company's locations in Angola, New York and Vista, California.

         Over the next two months, the AV Principals continued to discuss an investment in the Company with Mr. Mackey and his successor, Norman Hoskin. On March 6, 2000, the AV Principals proposed a letter of intent providing for the purchase directly from the Company of 575,000 Shares at $2.25 per Share in cash and the issuance of three year warrants to purchase an additional 575,000 at an exercise price of $3.50 per share. The letter of intent contained other provisions dealing with, among other things, seats on the Board of Directors and limitations on certain corporate actions.

         According to the Schedule TO, the Bidder was formed as a Delaware corporation in March 2000 to make the investment in the Company as proposed by the AV Principals. The Company was advised that the AV Principals were the owners of the Bidder. During the next two months, the Company and the Bidder continued to discuss the terms of an acceptable investment by the Bidder in the Company. On June 1, 2000, the Company and the Bidder entered into a non-binding letter of intent (the "Letter of Intent"), pursuant to which the Company agreed in principle to sell to the Bidder 575,000 Shares at the price of $2.25 per share and of warrants to purchase an additional 575,000 Shares at an exercise price of $3.35 per share. The Letter of Intent had an expiration date of July 31, 2000. The Letter of Intent provided that the Bidder would submit a Stock Purchase Agreement for the purchase of such securities, which the Company received on July 27, 2000.

         On August 17, 2000, counsel for the Company provided comments on the proposed Stock Purchase Agreement. The Company and the Bidder continued to discuss terms of the purchase. On September 27,


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2000, the Company's Board of Directors held a telephonic board meeting. At the meeting, the Board of Directors concluded that the transaction as proposed in the Stock Purchase Agreement was not in the best interests of the Company and its shareholders and determined to terminate discussions. On October 23, 2000, the Company's counsel informed the Bidder's counsel that the Company's Board of Directors had determined that it was not in the best interest of the Company and its shareholders to pursue a transaction with the Purchaser. From time to time, the Bidder has initiated contact with the Company's President/Chief Executive Officer in an attempt to continue negotiations, but no further negotiations were undertaken.

         In January 26, 2001, the Company's Board of Directors met to discuss various strategic alternatives for the Company and its future operations. At such Board meeting, the Company authorized management to negotiate and execute a non-binding letter of intent to acquire Access Pharmacy and Home Health Care of Davie, LLC. A discussion of the terms of the proposed acquisition are described "Item 7. Purposes of the Transaction and Plans or Proposals" below.

         On February 22, 2001, the Company received via federal express correspondence from the Bidder's counsel containing a Schedule TO and the Offer to Purchase. The Bidder's counsel informed the Company in such correspondence that the Schedule TO was to be filed with the Commission on that date.

         On February 22, 2001, the Bidder issued a press release publicly announcing its intention to commence the AV Offer and filed the Schedule TO with the Commission commencing the Offering.

         On February 22, 2001, the Company issued a press release urging its shareholders to take no action with respect to the AV Offer until the Company's Board of Directors has issued its recommendation.

         On February 23, 2001, the Company's Board of Directors held a special meeting to discuss the material terms of the AV Offer. The Board expressed concern as to the nature of the AV Offer, in particular that the AV Offer was a partial tender for only up to 900,000 Shares and as a result, there was a significant likelihood that a material amount of Shares tendered would not be able to participate because of the pro rata terms of the AV Offer. The Board also expressed concern that the Bidder would be able to acquire 900,000 shares and place themselves in a control position without all Shares receiving the benefit of the AV Offer. The Board of Directors authorized counsel to contact the Bidder's counsel to express such concern and inquire whether the Bidder would consider restructuring the tender to include all Shares. After further discussion and deliberation, the Board of Directors determined to meet at a later date to formally consider the AV Offer and to receive further advise from management and its financial and legal advisors. The Company's management was authorized to engage financial advisors.

         Following the February 23, 2001 Board meeting, the Company's counsel contacted counsel for the Bidder to advise the Bidder that the Board expressed concern regarding the partial tender and that not all Shares would be able to receive the benefit of the AV Offer if all Shares tendered. Counsel requested that the Bidder consider restructuring the AV Offer to include the purchase of all Shares. Counsel for AV stated that he would discuss the matter with the Bidder and would respond back to Company counsel.

         On February 26, 2001, counsel for the Bidder advised Company counsel that AV did not intend to modify the AV Offer in that it wanted to maintain the public entity. The Company's Board of Directors held a meeting on February 26, 2001, at which time the Board was advised of the Bidder's response. At the February 26, 2001 Board meeting, the Board of Directors authorized the engagement of Hanover Capital Corporation to serve as the Company's financial advisor. The Board also authorized counsel to review the Company's corporate structure and develop for review possible defenses to the partial tender offer, including a shareholder rights plan, which would allow the Company to ensure that all Shares were treated fairly and shareholders would receive maximum value.

         On March 5, 2001, the Board met to discuss the financial advisor's progress on its determination of the fairness of the AV Offer. At the March 5, 2001 Board meeting, Hanover Capital Corporation presented a preliminary discussion of the valuation of the Company and the AV Offer and indicated it would be completed with its opinion by the end of the day on March 6, 2001.

         On March 6, 2001, the Company had several conversations with the Bidder and its counsel concerning a restructuring of the AV Offer. The Company indicated that if the AV Offer was increased to cover more Shares the Board would consider such proposal. The Bidder agreed in writing on March 7, 2001, as indicated in Exhibit 3 to this Schedule 14d-9, to increase the AV Offer to 1,050,000 Shares if the Company's Board would accept the AV Offer.

         The Company's Board of Directors met on March 7, 2001. At that Board meeting, the Board of Directors met to discuss the AV Offer, the amendment to the AV Offer increasing the number of Shares and available alternatives. During this meeting, Hanover Capital Corporation advised the Board that it was unable to render an opinion that the consideration to be paid was fair, from a financial point of view, to the shareholders of the Company. Hanover Capital Corporation indicated that the fact the AV Offer was for only a portion of the total outstanding Shares was a factor in rendering its opinion.

         Based upon the factors outlined above, the Board concluded it was in the best interests of the shareholders to reject the AV Offer as originally constituted for the purchase of 900,000 Shares. The Board further considered certain defensive tactics that could be taken, including the adoption of a shareholder rights plan. The Board determined that adopting defensive tactics would not be in the best interests of the shareholders as the costs involved, including potential litigation, may have a material impact on the Company's financial condition. The Board further concluded that the increased offer by the Bidder for 1,050,000 shares was in the best interest of the Company and its shareholders.

         On March 7, 2001, the Company notified the Bidder of the Board's decision.

                  (d)      Intent to Tender.

         The following executive officers, directors, affiliates or subsidiaries of the Company, who or which own Shares, presently intend to tender Shares and Shares received upon the exercise of options that they beneficially own in the AV Offer.

                  (i) 401(k) Plan. The trustee of the Company's 401(k) Plan, George J. Overmeyer, Vice President - Finance of the Company (the "Trustee"), has indicated that his fiduciary obligation to the beneficiaries of the 401(k) Plan will require that he cause the Plan to tender all 308,879 Shares owned through the 401(k) Plan.

                  (ii) Peter Rossi, a director of the Company, has indicated that he will tender 20% of the Shares that he beneficially owns. Mr. Rossi has indicated that he will not tender the balance of approximately 483,000 Shares that he beneficially owns, notwithstanding that he approved the AV Offer, as amended, as a director, and recommended the shareholders tender their Shares.

                  (iii) Norman J. Hoskin, President/Chief Executive Officer will tender all 30,500 Shares that he beneficially owns.

                  (iv) David Lucas, a director of the Company, will tender 20,000 Shares that he beneficially owns. Mr. Lucas also has indicated that he plans to exercise options to purchase an additional 10,000 Shares and will tender such Shares as well.


         Except as set forth above, no other director, executive officer or affiliate of the Company has expressed an intention to tender any Shares pursuant to the AV Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

         Pursuant to an engagement letter dated February 28, 2001, Hanover Capital Corporation ("Hanover") is acting as financial advisor to the Company in connection with the AV Offer and other matters arising in connection therewith. In connection with the engagement letter, the Company agreed to pay to Hanover, the sum of $25,000, plus expenses not to exceed $5,000, in connection with the rendering of the fairness opinion filed as Exhibit 6 hereto. The fee for the fairness opinion will be credited against the fees otherwise payable to Hanover. In the event that the Company enters into another transaction, the Company has agreed to pay to Hanover, a fee equal to four (4%) percent of the aggregate consideration received by the Company or its shareholders. The parties agreed that Hanover would not receive any consideration in the event the AV Offer is consummated, other than the $25,000 payable in connection with the fairness opinion. For purposes of the foregoing, the engagement letter defines consideration as including, among other things, cash received from, and indebtedness assumed by, a purchaser of the Company. In addition, the Company has agreed to reimburse Hanover for its reasonable out-of-pocket expenses (other than legal expenses associated with this transaction not specifically related to the issuance of the fairness opinion) and to indemnify Hanover against certain liabilities.

         Except as otherwise described herein, neither the Company nor any person acting on its behalf has, or currently intends to, employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares with respect to the AV Offer.

Item 6.  Interest in Securities of the Subject Company.

         (a) To the Company's knowledge, no transactions in Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

         (a) The Company is not engaged in any negotiation in response to the AV Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b)      Access Pharmacy & Home Health Services of Davie, LLC.

         Prior to the commencement of the AV Offer, the Company was engaged in negotiations to acquire Access Pharmacy & Home Health Services of Davie, LLC., a home infusion and pharmaceutical distribution company, ("Access Pharmacy"). The Company executed a letter of intent with Access Pharmacy dated January 31, 2001. The execution of the letter of intent with Access Pharmacy, or the proposed transaction is not in response to the AV Offer. The letter of intent and negotiations with Access Pharmacy commenced prior to the consummation of the AV Offer.

         Pursuant to the letter of intent, the purchase price for Access Pharmacy would be paid in a combination of cash, notes and stock, consisting of $500,000 in cash, a $2,000,000 promissory note and up to 571,429 Shares. The purchase price is subject to adjustment based upon the audited revenues and EBITDA of Access Pharmacy pursuant to an audit being performed by independent certified public accountants of the financial statements of Access Pharmacy for the year ended December 31, 2000.

         As a condition to the Bidder's increase in the AV Offer to 1,050,000 Shares, the Company is required to take no further action toward consummation of the transaction with Access Pharmacy. Upon the amendment of the AV Offer, the Company will terminate the letter of intent.

         Notwithstanding the foregoing, the Board of Directors has determined that the Company could in the future engage in negotiations in response to the AV Offer. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the previous sentence might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board of Directors has advised management not to disclose the possible terms of any transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

         Except as set forth in this Schedule 14d-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the AV Offer that relate to one or more events referred to in the first paragraph of this Item 7.

Item 8.  Additional Information.

         (a)      Selected Financial Information of the Company

         The Company has reviewed the Bidder's Schedule TO and the Offer to Purchase and believes that the Bidder has materially mistated the Company's financial condition and results of operations for the fiscal years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000. The correct financial information is presented below:

                                                                                                      Nine months ended
                                                   Year ended December 31,                              September 30,
                                    -----------------------------------------------------    ------------------------------------
                                         1997               1998               1999                1999                2000
                                    ---------------    --------------    ----------------    -----------------    ---------------
OPERATING DATA:

Revenues.........................       $23,901,102       $26,449,286         $23,356,260          $14,908,337        $12,223,095

Income (loss) from operations....          $797,979       $(1,989,689)         $1,292,610             $909,571          $(286,254)

Net income (loss)................          $366,800       $(2,697,033)           $561,440             $473,605          $(697,776)

Net income (loss) per share......             $0.14            $(0.98)              $0.20                $0.17             $(0.24)



                                                     As of December 31,                               As of September 30,
                                    -----------------------------------------------------      ----------------------------------
                                         1997               1998               1999                 1999               2000
                                    ---------------    --------------    ----------------      ---------------    ---------------
BALANCE SHEET DATA:

Working capital                          $1,871,005          $628,295          $1,952,178              $96,141         $1,660,055

Total assets                            $17,088,609       $14,567,448         $13,966,590          $13,362,715        $12,062,457

Total liabilities                        $9,264,007        $9,299,091          $7,962,860           $7,581,650         $6,716,382

Stockholders' equity                     $7,824,602        $5,268,357          $6,003,730           $5,781,065         $5,346,075


         (b) The Company has reviewed the Bidder's Schedule TO and the Offer to Purchase and believes that the Bidder has materially misstated the Company's Price Range of Shares for the calendar year ended December 31, 2000. The correct financial information is presented below:

          Calendar Year                   High ($)         Low ($)
         ------------------------      -------------    -------------
          2000

          First Quarter                     3 1/8            1 1/2

          Second Quarter                   2 5/16            1 1/8

          Third Quarter                   1 11/16            1 1/4

          Fourth Quarter                   1 7/16              3/4

         (c)      Delaware Takeover Legislation.

         Section 203 of the Delaware General Corporation Law ("Section 203") regulates certain business combinations involving a public corporation organized under Delaware law, such as the Company, with a shareholder beneficially owning fifteen (15%) percent or more of the outstanding voting stock of such corporation (an "Interested Shareholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination with any Interested Shareholder for a period of three years following the date such shareholder became an Interested Shareholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder (excluding shares owned by (a) persons who are directors and also officers and (b) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least eighty-five percent of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least sixty-six and two-thirds percent of the outstanding voting stock which is not owned by the Interested Shareholder.

         Assuming consummation of the AV Offer, the Bidder would become an Interested Stockholder within the meaning of Section 203.

Item 9.  Exhibits.

Exhibit 99.1 -    Press Release issued by Aqua Care Systems, Inc. issued on
                  February 22, 2001.

Exhibit 99.2 -    Press Release issued by Aqua Care Systems, Inc. on
                  March 2, 2001.

Exhibit 99.3 -    Letter from Swidler Berlin Shereff Friedman, LLP dated
                  March 7, 2001.

Exhibit 99.4 -    Form of Letter to Shareholders of Aqua Care Systems, Inc.
                  dated March 8, 2001.

Exhibit 99.5 -    Press Release issued by Aqua Care Systems, Inc. on
                  March 8, 2001.

Exhibit 99.6 -    Opinion of Hanover Capital Corporation dated March 7, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AQUA CARE SYSTEMS, INC., a Delaware
                                       corporation


Date:    March 8, 2001                 By:      /S/ NORMAN J. HOSKIN
     ------------------------             -------------------------------------
                                                    NORMAN J. HOSKIN
                                          President and Chief Executive Officer

                                 EXHIBIT INDEX


EXHIBIT NUMBER          DESCRIPTION
--------------          -----------

   99.1 - Press Release issued by Aqua Care Systems, Inc. issued on February 22, 2001.

   99.2 -          Press Release issued by Aqua Care Systems, Inc. on
                   March 2, 2001.

   99.3 -          Letter from Swidler Berlin Shereff Friedman, LLP dated
                   March 7, 2001.

   99.4 -          Form of Letter to Shareholders of Aqua Care Systems, Inc.
                   dated March 8, 2001.

   99.5 -          Press Release issued by Aqua Care Systems, Inc. on
                   March 8, 2001.

   99.6 -          Opinion of Hanover Capital Corporation dated March 7, 2001.